Q2 2024 Earnings Presentation 1

MICHEL BROUSSET MANUEL MANFREDI CO-FOUNDER & CEO CHIEF FINANCIAL OFFICER 2

DISCLAIMER Cautionary Statement Regarding Forward-Looking Statements All statements in this presentation that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: statements regarding Waldencast’s outlook and guidance for Fiscal 2024, the Company’s ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; the Company’s long-term strategy and future operations or operating results; expectations with respect to the Company’s industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the inability to recognize the anticipated benefits of the business combination with Obagi Medical and Milk Makeup, (ii) the ability of the Company to file required financial results in a timely manner, (iii) the Company’s ability to successfully remediate the material weaknesses in the Company’s internal control over financial reporting, (iv) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of the Company’s Board of Directors’ review further described in the Company's annual report filed on Form 20-F for the year ended December 31, 2022 or inability to finalize financial results in a timely manner, (v) the Company’s ability to obtain additional waivers from the Administrative Agent and the lenders under its credit facilities for any defaults or events of default, (vi) volatility of Waldencast's securities due to a variety of factors, including Waldencast's inability to implement its business plans or meet or exceed its financial projections and changes, (vii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities, (viii) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (ix) any shifts in the preferences of consumers as to where and how they shop, and (x) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward- looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions or otherwise. Non-GAAP Financial Measures In addition to the financial measures presented in this presentation in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this presentation provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP. Please refer to the definitions set out below and the tables included in the Appendix for a reconciliation of these metrics to the most directly comparable GAAP financial measures. Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business, which was not acquired by Waldencast at the time of the Business Combination (the “Obagi Medical China Business”) as was presented in previous earnings releases. The sales to the Obagi Medical China business have a below market sales price for a defined period of time after the acquisition of Obagi Medical. As a result of the acquisition, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA reconciliation. Management believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix. Comparable Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage. Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, and the amortization of the fair value of the related party liability the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix. Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue. Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of leases, and foreign currency transaction loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation; (2) costs to recover and the value of the inventory recovered from the acquisition of the Vietnam distributor, and the associated discontinued product; and (3) other non-recurring costs, primarily legal settlement costs. The Adjusted EBITDA by Segment for each period is included in the Appendix. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of Net Revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix. Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of June 30, 2024. 3

Our ambition is to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high- growth, purpose-driven brands 4

8% PRESTIGE BEAUTY H1 2024 Circana, U.S. Prestige Beauty Total Measured Market, dollar adjusted sales, January-June 2024 versus 2023. 7% PRESTIGE SKINCARE H1 2024 H1 2024 5% PRESTIGE MAKEUP 5

1 Circana, U.S. Prestige Beauty Total Measured Market, dollar adjusted sales, January-June 2024 versus 2023. Based on North America U.S. GAAP Net Revenue for each brand. 2 Independent Industry Sources, USA (2023) *Q – Which professional skin care brand are you most likely to recommend to your patients for at-home use for each skin condition? (N=262). 3 Sephora Management Data. WITH LEADING BRANDS OUTPERFORMING THE MARKET 6 x5 H1 2024 MARKET OVERPERFORMANCE #1 PHYSICIAN-RECOMMENDED BRAND Pigmentation. Fine Lines & Wrinkles. Sagging Skin. x3 H1 2024 MARKET OVERPERFORMANCE #2 CLEAN MAKEUP BRAND Sephora US 1 1 2 3

WHERE WE ARE WHERE WE ARE HEADED Skin Color Hair Body Wellness Fragrance US APAC Europe LATAM Professional Specialty Online Food / Drug / Mass Prestige Masstige Mass Categories Geographies Channels Price Points 7

COMBINED FINANCIAL PROFILE: Q2 2024 1 Based on Comparable Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 28.2% during the same period. 2 Gross Profit of $44.6M adjusted for reconciling items, refer to the Appendix page 56. 3 Refer to page 3 for definitions of non-GAAP financial measures. 4Net Loss of $9.0M adjusted for non-recurring add-backs, refer to the Appendix page 59. 5 Refer to page 3 for definitions of non-GAAP financial measures. NET REVENUE $63.3M 8 +25.7% 1 ADJ. GROSS PROFIT $47.5M 75.0% 2 3 ADJ. EBITDA $6.3M 10.0% 5 4 COMPARABLE GROWTH

COMBINED FINANCIAL PROFILE: H1 2024 NET REVENUE $131.6M +23.1% ADJ. GROSS PROFIT $99.5M 75.6% ADJ. EBITDA $17.7M 13.4% 9 1 Based on Comparable Growth, refer to page 3 for definitions of non-GAAP financial measures. U.S. GAAP Net Revenue growth of 20.3% during the same period. 2 Gross Profit of $94.2M adjusted for reconciling items, refer to the Appendix page 56. 3 Refer to page 3 for definitions of non-GAAP financial measures. 4Net Loss of $12.9M adjusted for non-recurring add-backs, refer to the Appendix page 59. 5Refer to page 3 for definitions of non-GAAP financial measures. 1 2 3 5 4 COMPARABLE GROWTH

FY 2024 OUTLOOK COMPARABLE NET REVENUE Growth Above Q2 10 ADJ. EBITDA Mid-Teens Margin H2 Value and Margin Above H1 Refer to page 3 for definitions of non-GAAP financial measures.

$19.7M As of June 30, 2024 As of August 15, 2024 Net Debt1 Ordinary Shares Outstanding Class A Ordinary Shares Outstanding2 Class B Ordinary Shares Outstanding$155.0M 122.7M 110.6M 12.1M Cash & Cash Equivalents LIQUIDITY & SHARES OUTSTANDING 11 1 Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of June 30, 2024. Refer to Appendix page 63. 2 As of August 15, 2024, 52,683,779, or 43%, Class A ordinary shares remain subject to contractual lock-up arrangements entered into in connection with the September 2023 private placement, of which (i) 31,205,649 are locked until September 14, 2024 and (ii) 21,478,130 are locked until November 8, 2024. Undrawn Commitment Under Revolving Credit Facility$30.0M

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OBAGI® Confidential DISCOVER #THEOBAGIEFFECT 46

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BRANDS COMMUNITIESTEAMS 50

APPENDIX 51

Q2 2024 HIGHLIGHTS 52

H1 2024 HIGHLIGHTS 53

GROUP COMPARABLE NET REVENUE GROWTH 54

OBAGI MEDICAL COMPARABLE NET REVENUE GROWTH 55

GROUP ADJUSTED GROSS PROFIT 56 1 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 2 Relates to the amortization of the inventory fair value step-up as a result of the Business Combination. 3 Relates to the advanced purchase of specific products for the market in Vietnam sold through the Vietnam distributor that became obsolete when the contract was terminated.4 The Supply Agreement and Formulations intangible assets are amortized to COGS.

MILK MAKEUP ADJUSTED GROSS PROFIT 57

OBAGI MEDICAL ADJUSTED GROSS PROFIT 58

GROUP ADJUSTED EBITDA 59 1 Includes mainly legal, advisory and consultant fees related to the financial restatement for FY 2022 and associated regulatory investigation. 2 Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination. 3 Other non-recurring costs include the amortization of the fair value step-up as a result of the business combination, legal settlements, foreign currency transaction losses, the cost and gain of the recovery of inventory from the Vietnam distributor, and product discontinuation costs related to advanced purchases for the Vietnam distributor, and a one-time contract termination cost and lease impairment.

MILK MAKEUP ADJUSTED EBITDA 60

OBAGI MEDICAL ADJUSTED EBITDA 61

CENTRAL COSTS ADJUSTED EBITDA 62

Q2 2024 NET DEBT POSITION 63